SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Schlumberger N.V. (Schlumberger Limited)

(Name of Subject Company (issuer))

Schlumberger N.V. (Schlumberger Limited)

(Names of Filing Persons (issuer))

2.125% Series B Convertible Debentures Due 2023

(Title of Class of Debentures)

806857 AA 6

806857 AD 0

(CUSIP Number of Class of Debentures)

Alexander Juden

Secretary and General Counsel

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. David Kirkland, Jr.

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 26, 2010 by Schlumberger N.V. (Schlumberger Limited), with respect to the right of each holder of Schlumberger’s 2.125% Series B Convertible Debentures Due 2023 to sell and the requirement of Schlumberger to purchase the debentures, upon the terms and subject to the conditions set forth in the debentures, the indenture governing the debentures and the Company Notice dated April 26, 2010. This Amendment No. 1 to the Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

ITEMS 1, 4, 8 and 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

“The Option expired at 5:00 p.m., New York City time, on May 24, 2010. Based on information provided by the paying agent, as of the expiration time, written purchase notices for $25,000 in aggregate principal amount of debentures had been validly delivered to the paying agent and not withdrawn. We have accepted all such debentures for payment. In accordance with the terms of the indenture governing the debentures, we have forwarded to the paying agent the appropriate amount of cash required to pay the total purchase price for the surrendered debentures, and the paying agent will distribute the cash to the holders as soon as practicable in accordance with the indenture. As of the close of business on May 24, 2010, after giving effect to the purchase of the debentures pursuant to the Option and conversions of the debentures effected as of such date, $285,227,000 aggregate principal amount of debentures remained outstanding.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2010

SCHLUMBERGER LIMITED

By:	/s/ HOWARD GUILD
Howard Guild
Chief Accounting Officer

2